OYOCAR GROUP INC.

Colinas Marinas, Marbellas, Villa 10

Sosua, Dominican Republic 57000

Tel. 829-859-0389

Email: Info@oyocargroup.com

May 29, 2024

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

Washington, D.C. 20549

www.sec.gov

Re: Oyocar Group Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed April 11, 2024

File No. 333-275980

Dear Ms. Kate Beukenkamp,

As we discussed on the phone on May 9, 2024, please find attached the Company’s Amendment No. 3 to its Registration Statement on Form S-1, which includes reaudited financial statements. Please let us know if you have any further comments.

Thank you.

Sincerely,

/s/Jonathan Rafael Perez Peralta

Jonathan Rafael Perez Peralta, President